Mail Stop 4561

January 3, 2007

Gary L. Crittenden
Executive Vice President and Chief Financial Officer
American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

      RE: American Express Company
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              File No. 1-07657

Dear Mr. Crittenden,

      We have reviewed your response letters dated November 17, 2006 and have the following comments. Where indicated, we think you should amend your December 31, 2005 Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Portions of the Company's 2005 Annual Report to Shareholders

Financial Statements

1.   We note your responses to comments 2-5 in your November 17, 2006 letter. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify

the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your proposed presentation of the results of your operations at this time.

Note 19 Operating Segments and Geographic Operations, page 95

2.   We note your response to comment 8 in your November 17, 2006 letter and have the following comments:

a) We do not believe that the Global Establishment Services and Global Network Services operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. It does not appear that the segments currently have similar economic characteristics or that there is supportable objective evidence that the economic characteristics will converge in the long run. Additionally, it does not appear that the segments have similar customers. Therefore, please revise your financial statements to present these operating segments separately.

b) We do not believe that the Consumer and Small Business Card Services and Travelers Check and Prepaid Card Product Services operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. It does not appear that the segments have similar products or distribution methods. Additionally, we believe that in order to conclude that the above segments have similar economic characteristics, you must consider more than one economic metric. Please revise your financial statements to present the Travelers Check and Prepaid Card Product Services operating segment separately or to present the operating segment in the Corporate and Other section of your segment disclosure.

c) We do not believe that the International Payments Services, International Banking Services, and Global Commercial Services operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. It does not appear that the segments have similar economic characteristics since net income margin is not expected to converge in the long run. In fact it appears that net income margins for the segments are expected to diverge. Additionally, it does not appear that the segments have similar products and services, types of customers or distribution methods. We also believe International Banking Services is a reportable operating segment since it meets the criteria in paragraph 18.c. Please revise your financial statements to separately present the International Payments Services, International Banking Services, and Global Commercial Services operating segments.

As appropriate, please file an amendment to your December 31, 2005 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Branch Chief